August 18, 2020

Filed Pursuant to Rule 433

Registration Statement No. 333-228142

Relating to Preliminary Prospectus Supplement dated August 18, 2020 and to Prospectus dated November 2, 2018

RETAIL PROPERTIES OF AMERICA, INC.

$400,000,000 4.750% Senior Notes Due 2030

PRICING TERM SHEET

Issuer:	Retail Properties of America, Inc.

Expected Ratings (Moody’s / S&P)*:	Baa3 / BBB-

Principal Amount:	$400,000,000

Securities Offered:	4.750% Senior Notes Due 2030

Security Type:	Senior Unsecured Notes

Pricing Date:	August 18, 2020

Settlement Date:	August 25, 2020 (T+5)

Maturity Date:	September 15, 2030

Interest Payment Dates:	Semi-annually in arrears on March 15 and September 15, of each year, beginning on March 15, 2021

Record Dates:	March 1 and September 1

Coupon (Interest Rate):	4.750% per year, accruing from August 25, 2020

Public Offering Price:	98.684%, plus accrued interest, if any, from August 25, 2020

Net proceeds, before expenses, to the Issuer:	$392,136,000

Benchmark Treasury:	0.625% due August 15, 2030

Benchmark Treasury Price / Yield:	99-19 / 0.667%

Spread to Benchmark Treasury:	+425 basis points

Yield to Maturity:	4.917%

Optional Redemption:

Make-Whole Call:	Prior to June 15, 2030 (three months prior to the maturity date), based on the Treasury Yield (as defined in the preliminary prospectus supplement) plus 0.500%

Par Call:	On or after June 15, 2030 (three months prior to the maturity date)

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

CUSIP / ISIN:	76131V AB9 / US76131VAB99

Joint Book-Running Managers:	Citigroup Global Markets Inc. Wells Fargo Securities, LLC Jefferies LLC KeyBanc Capital Markets Inc. U.S. Bancorp Investments, Inc.

Joint Lead Managers:	BofA Securities, Inc. Truist Securities, Inc.

Co-Managers:	Capital One Securities, Inc. Morgan Stanley & Co. LLC Regions Securities LLC TD Securities (USA) LLC Samuel A. Ramirez & Company, Inc. Scotia Capital (USA) Inc.

*    A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Issuer has filed a registration statement, a prospectus dated November 2, 2018 and a preliminary prospectus supplement dated August 18, 2020 with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the registration statement, the prospectus and the related preliminary prospectus supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and preliminary prospectus supplement if you request it by calling Citigroup Global Markets Inc. toll-free at 1-800-831-9146 or Wells Fargo Securities, LLC toll-free at 1-800-645-3751.

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